UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   |_| FORM 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
               |_| Form N-SAR

For Period Ended:  July 31, 2002

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: None

PART I - REGISTRATION INFORMATION

meVC Draper Fisher Jurvetson Fund I, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

991 Folsom Street
Address of Principal Executive Office (Street and Number)

San Francisco, California 94107
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on ort before the fifth calendar day following th prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Since February of 2002, meVC Draper Fisher Jurvetson Fund I, Inc. ("the Fund") has been named in a series of lawsuits as filed by Millenco LP ("Millenco"), a dissident shareholder. On September 11, 2002, days before the Fund was to file its quarterly report on Form 10-Q ("the 10-Q"), Vice Chancellor Stephen Lamb of the Chancery Court dismissed a number of the motions filed by Millenco and granted certain motions filed by the Fund. The Fund was required to delay filing the 10Q briefly in order to fully consider the implications of the court's actions and properly revise the 10-Q to reflect those actions, which the Fund believes constitutes a material subsequent event.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   John M. Grillos                   650                       701-8517
       (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or the portion thereof? |_| Yes |X| No

                    meVC Draper Fisher Jurvetson Fund I, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: September 17, 2002                    By: /s/ John M. Grillos
                                                 --------------------------
                                                 John M. Grillos
                                                 Chief Executive Officer